Exhibit 1

May 23, 2013

Key Energy Services, Inc.

1301 McKinney Street, Suite 1800

Houston, Texas 77010

Attn: Board of Directors

Ladies/Gentlemen:

This letter is delivered in connection with my appointment to the Board of Directors of Key Energy Services, Inc., a Maryland corporation (“Key”).

I hereby irrevocably deliver my resignation as a Director of Key, which resignation shall be deemed tendered only at such time as the investment funds managed by MHR Fund Management LLC (together with any affiliates thereof) cease to beneficially own shares of common stock of Key, par value $.10 per share (“Key Common Stock”), representing at least 5% of the issued and outstanding shares of Key Common Stock. I understand that my resignation shall be effective only upon written notification to me of the acceptance thereof by the Board of Directors of Key.

Sincerely,

/s/ Mark Rosenberg

Mark Rosenberg